UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

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1)	On February 7, 2017, following publication of news reports that the Israeli Securities Authority has begun a formal investigation into Kitov Pharmaceuticals Holdings Ltd.’s (the “Registrant” or the “Company”) public disclosures around its lead drug candidate, KIT-302, the Nasdaq Stock Market® announced that trading was halted in the Company’s securities listed on The NASDAQ Capital Market for "additional information requested" from the Company, and that trading will remain halted until the Company has fully satisfied Nasdaq's request for additional information. The Company is cooperating fully with NASDAQ’s request for additional information. As a result of the trading halt by the NASADQ, on February 8, 2017, the Tel Aviv Stock Exchange (“TASE”) halted trading in the Company’s shares on the TASE.

2)	On February 9, 2017, the TASE circulated a notice to the members of the TASE with respect to (i) a special 45 minute trading session during the pre-closing session on the TASE for the Company's ordinary shares and that the trading halt would then be reinstated pending the lifting of the NASDAQ trading halt, and (ii) the TASE’s procedures for temporarily excluding the shares of the Company from a number of TASE trading indices until such time as the trading halt is lifted, and publicized such notice on its public distribution site.

Attached as Exhibit 99.1 hereto is an unofficial summary English translation of the notice.

3)	On February 9, 2017, in response to requests made by the NASDAQ Stock Market, the Company provided a further update on the recently disclosed formal investigation by the Israeli Securities Authority (ISA) into the Company’s public disclosures around certain aspects of the studies related to its lead drug candidate, KIT-302. To the best of the Company's knowledge, the focus of the investigation is on matters in connection with the Data Monitoring Committee (DMC) appointed in connection with the Company’s Phase III trial of KIT-302, the results of which were announced in December 2015, and what information was disclosed publicly by the Company. A DMC is generally an external independent group of experts who monitor patient safety and treatment efficacy data while a clinical trial is ongoing, and in the case of the KIT-302 Phase III clinical trial was established in order to analyze the preliminary results of the initial patient group enrolled in the clinical trial and determine the number of additional patients, if any, that the Company might have needed to recruit in order to demonstrate statistical validity, and to meet the primary end point of the clinical trial. The Company is continuing with the process of completing the preparations for submitting a New Drug Application for KIT-302, which was developed to simultaneously treat pain caused by osteoarthritis and hypertension, and which is still expected to be submitted to the U.S. Food and Drug Administration at the end of the first quarter 2017. In addition, the Company is continuing with all of its other ongoing activities, including its ongoing research and development activities in connection with KIT-302 and TyrNovo’s NT 219, further expanding its intellectual property portfolio and seeking commercialization opportunities for its therapeutic activities. As is standard practice in Israel during ISA investigations and enforcement proceedings, Mr. Isaac Israel, Kitov’s CEO, was detained for questioning and subsequently released on the same day, under certain limited restrictive terms established by a court, as per standard practice in such ISA investigations.

4)	On February 9, 2017, the NASDAQ Stock Market announced a scheduled resumption of trading in the Company’s securities for February 9, 2017 at 10:45 EST.

5)	On February 9, 2017, the TASE announced that normal trading in the Company’s shares on the TASE would resume on the next trading date, Sunday February 12, 2017.

This Form 6-K is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037) and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

February 9, 2017	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary

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